# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TFI International Inc., CIK 0001588823
CUSIP: 87241L109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, Canada (Federal Level) (Z4), H4S 1Z6
Date of event which requires filing of this statement: 07/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000898286

## Reporting persons
- CAISSE DE DEPOT ET PLACEMENT DU QUEBEC: type of reporting person: other (OO); citizenship or place of organization: Quebec Canada (A8); sole voting power 4,591,018; shared voting power 0; sole dispositive power 4,591,018; shared dispositive power 0; aggregate amount beneficially owned 4,591,018 (5.5% of the class)

## Item 1. Issuer
Name of issuer: TFI International Inc.
Address of issuer's principal executive offices: 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, Canada (Federal Level), H4S 1Z6

## Item 2. Person Filing
Name of person filing: Caisse de depot et placement du Quebec
Address of principal business office or, if none, residence: 1000, Place Jean-Paul-Riopelle, Montreal (QC) H2Z 2B3, Canada
Citizenship: Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,591,018
Percent of class: 5.5%
Sole power to vote or to direct the vote: 4,591,018
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,591,018
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CAISSE DE DEPOT ET PLACEMENT DU QUEBEC: /s/ Soulef Hadjoudj, Soulef Hadjoudj Senior Director Legal Affairs, Compliance and Secretariat Caisse de depot et placement du Quebec (08/04/2025)